SOUTHERN MICHIGAN BANCORP INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Purpose of the Code of Business Conduct

This Code of Business Conduct is a guide to help each of us live up to Southern Michigan Bancorp, Inc.'s and Southern Michigan Bank & Trust's high ethical standards-and their own. The Code goes beyond the legal minimums, however, by describing the ethical values we share as part of our Company.

When we talk about ethics, we are talking about more than how we-as individuals and as employees of Southern Michigan Bancorp, Inc. and Southern Michigan Bank & Trust - act towards one another. Ethics is fundamentally a question of what kind of people we are and what values guide us in our daily activities. Are we honest, responsible and fair? In this guide, we have defined what is appropriate behavior and what isn't, in other words, our Company's ethics. Ultimately, our Company's ethics represent more than regulations, laws or policies. They comprise the business practices and principles by which we focus on our customers, achieve operational excellence and develop our people.

General Policies Applicable to All Employees

The following policies and procedures apply to all employees in every business we operate. Please don't view them simply as rules and regulations; rather, look upon them as the right way of doing business and relating to others. In addition to reflecting standard legal concepts, these policies represent basic beliefs about how the Company expects employees to treat each other, as well as our customers, suppliers, shareholders and the people who live and work in the communities where the Company has operations.

Treat Each Other with Dignity and Respect:

Good employee relations require good human relations. Treating fellow workers with anything but dignity and respect is unacceptable behavior. Expecting fellow workers to perform their jobs with integrity and expertise should be the Company norm. Abusive, deceitful, or violent behavior will not be tolerated, nor will any violation of the Company's Equal Employment Opportunity (EEO) policies-which are posted in detail in every Southern Michigan Bank & Trust facility.

Complaint Procedures:

If you have a good faith belief that our Company's EEO policies have been violated, report the incident to your immediate supervisor. If this is not possible, report the situation to your branch manager, your manager's manager, a Human Resources representative or an executive department representative. Complaints will be reviewed promptly, discreetly investigated and resolved. In no instance will an employee be adversely affected in his or her employment as a result of bringing a complaint under these procedures.

Work Safely and Protect the Environment:

Southern Michigan Bancorp, Inc. and Southern Michigan Bank & Trust operates all their facilities in compliance with applicable environmental, health and safety regulations and laws. This includes the accurate and timely reporting of any incident covered by the laws and regulations of the states and municipalities where the Company has operations.

Comply with Laws and Regulations:

Several different banking regulatory agencies regulate Southern Michigan Bancorp, Inc. and its subsidiaries. All employees will, to the best of their knowledge, comply with all regulations and laws applicable to Southern Michigan Bancorp, Inc. and it subsidiaries.

PROTECT THE COMPANY'S ASSETS

Southern Michigan Bancorp, Inc. and Southern Michigan Bank & Trust assets-both physical and intellectual-are very valuable. Employees have an obligation to protect these assets for the benefit of the Company and its shareholders.

Confidential Information:

Employees are responsible for protecting the Company's confidential information. This responsibility does not end when employment is terminated. In turn, confidential information that new employees and consultants bring with them from another company has to remain confidential, and current employees must ensure that they do not receive or use confidential or proprietary information belonging to another company or person. Questions concerning what is, or is not, confidential should be discussed with a supervisor or Company legal counsel. Additionally, Southern Michigan Bank & Trust has a separate Customer Privacy policy that should be consulted.

Insider Information:

Employees at every level see information that, if it became public, could affect the price of the Company's stock or the stock of another company. Examples would be new products, branch closings, expansions, or mergers and acquisitions. Revealing this type of information to anyone-even family members-before it is public could subject the employee and the Company to substantial civil and criminal penalties.

Honor the Letter and the Spirit of the Law:

The Company conducts all its business activities ethically and legally. In addition to legal requirements, the Company has policies that provide guidance on how its employees should conduct themselves on the job and on the Company's behalf. The following is a summary of the most important policies. We have provided information on how you can find assistance, get answers to your questions or report troublesome behavior.

Copyrights:

Copyright laws protect written materials, computer software, CD-ROM and videotape products. These laws must be obeyed. Copyrighted materials cannot be copied or distributed without the permission of the copyright owner.

Bribes and Inappropriate Gifts:

Under no circumstances is the giving or accepting of bribes or inappropriate gifts or other benefits allowed. In general, normal sales promotion items and occasional meals are perfectly appropriate, as are other items of a value less than $25.00.

Conflicts of Interest:

Business decisions made on behalf of the Company must be solely for the best interests of the Company and not for personal gain. Where conflicts exist, employees must report them to the Company. Anytime you are not sure of potential conflicts, seek guidance and assistance.

Accurate Records:

Common sense dictates that we should keep accurate records. The Company expects all records involving its businesses to be complete and accurate. It is not acceptable for a supervisor to direct an employee to do otherwise. If such an incident occurs, it is the employee's responsibility to seek guidance from someone having higher authority in the Company.

Records Retention:

Each Company location and department has policies covering records retention. It is very important from both business and legal standpoints that employees comply with the local policy. Records retention includes printed files as well as those maintained electronically on computers.

Other Business Conduct:

In addition to the areas covered, there will be other situations where ethical and legal issues arise. Common sense and good judgment, as well as the law, dictate that each of us not engage in any activities that defraud individuals, customers or suppliers. Further, good judgment dictates that we must avoid initiating or participating in false or misleading advertising and discrediting competitors. Abiding by the prevailing laws of the areas where the Company operates will help ensure that the Company's business is being conducted ethically.

WHERE TO FIND ASSISTANCE

The Company provides resources for assisting employees who need information or advice concerning any policy or law covered in this publication. These include:

Education:

Education programs regarding compliance with Company policies are available through the following departments:

•	Operations/Compliance Department
•	Human Resources Department

Counseling:

In addition to general education, the following departments may provide counseling for specific situations that arise:

•	Operations/Compliance Department
•	Human Resources Department

Reporting Violations:

When employees become aware that a law or Company policy may have been violated, it is their responsibility to report it to one of the following:

•	Immediate supervisor or Human Resources Department representative
•	Executive Department

CONCLUSION

Respect. Integrity. Ethics. Compliance. Dignity. These words represent the core of who we are, but they are only words on paper unless given life through actions. And action is what we, the employees of Southern Michigan Bancorp, Inc. and Southern Michigan Bank & Trust, want to be known for. Our Company cannot grow and prosper unless our core values are embraced and practiced by each of us. Living our values is not simply a matter of good behavior. It is good business. Customers want to know that they are doing business with a company that is ethical and trustworthy, and more to the point, that they are working with individuals they both like and trust. Honest, ethical people create and maintain the trust on which business relationships are ultimately based. Our ethical values are something every employee can be proud of. When practiced everyday, they will help our Company achieve excellence.

There are no trick phrases, or complex ideas in this guide. Its message is simple. We should treat each other as each of us want to be treated-that is, with honesty, respect for one's ideas and opinions and tolerance of personal differences. If we achieve this, we create a Company that is truly greater than the sum of its parts.

SOUTHERN MICHIGAN BANCORP, INC. SOUTHERN MICHIGAN BANK & TRUST CODE OF ETHICS FOR FINANCIAL EXECUTIVES

In my role as a finance executive of Southern Michigan Bancorp, Inc. and/or Southern Michigan Bank & Trust, I certify to you that I adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.

To the best of my knowledge and ability:

1.	I act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.
2.	I provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.
3.	I comply with rules and regulations of federal, state, and local governments, and other appropriate private and public regulatory agencies.
4.	I act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be subordinated.
5.

I respect the confidentiality of information acquired in the course of my work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of my work is not used for personal advantage.

6.	I share knowledge and maintain skills important and relevant to my constituents' needs.
7.	I proactively promote ethical behavior as a responsible partner among peers in my work environment.
8.	I achieve responsible use of and control over all assets and resources employed or entrusted to me.

[Signature]*

*Copied to the Company's Audit Committee and External Auditor as a best practice.